SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 27, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-IN CAPITAL: R$6,203,688,565.23

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo (Sabesp) are hereby summoned, pursuant to its Bylaws, to take part in the Annual and Extraordinary General Meetings to be held on April 29, 2009, at 11:00 a.m., in its headquarters at Rua Costa Carvalho nº 300, in the City of São Paulo, to discuss the following matters:

ANNUAL GENERAL MEETING

I. Analyze the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year of 2008, in conformity with the Management’s Report, Balance Sheets and the corresponding Explanatory Notes.

II. Resolve on the allocation of net income for the fiscal year.

III. Elect the sitting and deputy members of the Fiscal Council.

EXTRAORDINARY GENERAL MEETING

I. Ratify CODEC Opinion 200/2008, which addresses the annual vacation of executive officers of companies controlled by the State.

The documents related to the matters for discussion in the General Meeting will be at the shareholder’s disposal at the Company’s headquarters.

São Paulo, March 26, 2009.

Dilma Seli Pena
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 27, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.